April 24, 2019

VIA EDGAR

Ms. Kim McManus

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States 12 Month Natural Gas Fund, LP
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-230583

Dear Ms. Kim McManus:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States 12 Month Natural Gas Fund, LP hereby respectfully requests that the above-captioned registration statement be ordered effective on April 26, 2019, at 9:00 a.m. ET, or as soon thereafter as practicable.

United States 12 Month Natural Gas Fund, LP

By: United States Commodity Funds LLC,
its General Partner

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel